

February 11, 2015

Via E-mail
James E. Lauter
Chief Financial Officer and Chief Accounting Officer
Home Loan Servicing Solutions, Ltd.
c/o Intertrust Corporate Services (Cayman) Limited
190 Elgin Avenue
George Town, Grand Cayman KY1-9005
Cayman Islands

> **Re: Home Loan Servicing Solutions, Ltd.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2013**
> **Filed August 18, 2014**
> **Response dated January 16, 2015 and January 30, 2015**
> **File No. 001-35431**

Dear Mr. Lauter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2013

Executive Compensation, page 43

1.   We note your response to prior comment 4 in our letter dated December 18, 2014. Please revise your executive compensation disclosure in future 10-K filings to include the information provided in your response.

Notes to Consolidated Financial Statements

Note 17 – Restatement, page F-31

2.   We acknowledge your response to prior comment 6 in the letter dated December 18, 2014. The fair value of an asset or liability is the best available point estimate of fair value under ASC 820. Please tell us how determined and concluded that your GAAP accounting policy for the mortgage servicing rights financing liability approximated its carrying value as long as the carrying value was within 5% of the fair value of the liability. Please also tell us the factors considered in subsequently concluding that the use of the 5% threshold to approximate the carrying value of your mortgage servicing right financing liability was an error that resulted in the restatements of the December 31, 2012 and December 31, 2013 audited financial statements and March 31, 2014 interim financial statements.

        You may contact Babette Cooper at (202) 551-3396 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any other questions.

                                        Sincerely,

                                        /s/ Kathryn McHale

                                        Kathryn McHale
                                        Senior Staff Attorney

cc: Via E-mail
        Michael G. Lubin